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                            STOCK PURCHASE AGREEMENT

        AGREEMENT, dated as of November 10, 2000 (the "Agreement"), among Mira, L.P. (the "Purchaser"), and EquitiLink Holdings Limited, EquitiLink Limited, EquitiLink International Management Limited and EquitiLink U.S.A., Inc. (the "Sellers").

        1. Purchase and Sale. (a) The Sellers agree to sell, or cause one of their affiliates to sell, to the Purchaser, and the Purchaser agrees to purchase from the Sellers or such affiliate, upon the terms and subject to the conditions set forth herein, 2,742,461 shares (the "Shares") of common stock, par value $.01 per share (the "Fund Common Stock"), of The First Australia Fund, Inc., a Maryland corporation (the "Fund"), at an aggregate price (the "Purchase Price") equal to the product of (a) 2,742,461 (as may be adjusted pursuant to Section 1(b)) and (b) the average of the daily volume-weighted average price per share of Fund Common Stock on the American Stock Exchange ("AMEX") over the Measuring Period. The "Measuring Period" shall be the ten trading days immediately following the earlier of (i) the fifth business day following the closing (the "Aberdeen Closing") of the transactions contemplated by the Share Sale Agreement, dated October 19, 2000, among Aberdeen Asset Management, PLC, the Seller, EIML Australia Pty Limited and the shareholders of EquitiLink International (Channel Islands) Limited (the "Aberdeen Agreement") and (ii) January 15, 2001.

        (b) If the number of outstanding shares of Fund Common Stock is increased or decreased as a result of any stock dividend, stock split, stock combination or other similar corporate action, the number of Shares subject to this Agreement shall be equitably adjusted to take into account such event.

        2. Withdrawal of Proxy Statement. In consideration of the terms and conditions set forth herein, the Purchaser agrees promptly to make an appropriate filing under the U.S. federal proxy rules stating that it will not continue to solicit, and will not vote, proxies in opposition to the proposal to approve the Fund's new management agreement and the new advisory agreement at the special meeting of the Fund's stockholders scheduled to be held on November 30, 2000 (the "Proposal"), and that it will not solicit such proxies after the date hereof.

        3. Purchaser's Representations and Warranties. The Purchaser represents and warrants to the Seller that (a) the Purchaser is duly authorized to execute and deliver this Agreement, (b) this Agreement is a valid and binding agreement, enforceable against the Purchaser in accordance with its terms and (c) the Purchaser has, or will have by Closing, the funds needed to pay for the Shares.

        4. Sellers' Representations and Warranties. The Sellers jointly and severally represent and warrant to the Purchaser that (a) each Seller is duly authorized to execute and deliver this Agreement and that this Agreement is a valid and binding agreement,


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enforceable against such Seller in accordance with its terms, (b) the sale and delivery of the Shares to Purchaser in accordance with the terms hereof will vest in Purchaser legal and valid title to the Shares, free and clear of all liens and encumbrances (other than any liens or encumbrances arising as a result of the ownership of the Shares by the Purchaser), (c) the Sellers currently anticipate that the Aberdeen Closing will occur prior to January 2001, and (d) as of the date hereof and as of the date of the Closing, the Sellers have aggregate net assets with a value of at least $80 million.

       5. Closing. The closing of the purchase and sale of the Shares contemplated hereby (the "Closing") shall take place at the offices of Debevoise & Plimpton, 875 Third Avenue, New York, N.Y. 10022, at 10:00 a.m. on the first business day after the later of (a) the date that the conditions set forth in
Section 6 shall be satisfied or waived and (b) the last day of the Measuring Period, or such other time, date or place as the parties may mutually agree. At the Closing:

              (i) the Sellers or one of their affiliates will sell, transfer and deliver the Shares, represented by certificates duly endorsed in blank or other instruments of transfer; and

              (ii) the Purchaser will purchase the Shares and deliver to the Sellers or one of their affiliates the Purchase Price by a wire transfer of immediately available funds to the previously designated account of the Sellers or one of their affiliates.

       6. Conditions Precedent. The respective obligations of the Purchaser and the Sellers to consummate the purchase and sale of the Shares as provided herein (the "Transaction") is subject to (a) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), having been terminated or expired; (b) there not being in effect any injunction or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the Transaction; (c) the Aberdeen Closing having occurred; and (d) all consents and approvals from all governmental and self-regulatory authorities necessary for the consummation of the Transaction having been obtained.

       7. Certain Covenants. (a) The Purchaser agrees to vote all shares of Fund Common Stock beneficially owned by the Purchaser in favor of the Proposal at the Special Meeting.

       (b) The Purchaser agrees that prior to the Closing it will not directly or indirectly seek or propose (i) to initiate, or join any person in initiating, any action to influence or control the Fund's management or policies (provided that this covenant shall not restrict the Purchaser from voting its shares of Fund Common Stock as it sees fit, except as otherwise provided in Sections 7(a) and 7(b)(ii)), or (ii) to take any action or support any


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action by any other person that is in opposition to the Proposal or to shareholder approval of the Proposal.

       (c) The Purchaser agrees that it will not take any action intentionally to depress the trading price of the Fund Common Stock.

       (d) The Sellers and the Purchaser agree to use all commercially reasonable efforts to obtain as promptly as possible all regulatory approvals required for them to consummate the Transaction as provided herein, including, without limitation, approvals under the HSR Act. The Sellers will not intentionally take or omit to take any action to delay the Aberdeen Closing beyond December 2000. The Sellers will give the Purchaser reasonable advance notice, to the extent practicable, of the date of the Aberdeen Closing.

       (e) The Sellers agree to notify the Purchaser promptly if (i) they learn that the Aberdeen Closing will occur after December 2000, (ii) the Aberdeen Agreement is terminated, or (iii) they learn of any event that would result in a failure of the conditions set forth in Section 6 to be satisfied or that would constitute a breach of their representations, warranties or covenants hereunder. The Purchaser agrees to notify the Sellers promptly if it learns of any event that would result in a failure of the conditions set forth in Section 6 to be satisfied or that would constitute a breach of its representations, warranties or covenants hereunder.

       (f) The Purchaser acknowledges that the Sellers are affiliates of the Fund, within the meaning of Rule 405 under the Securities Act. The Purchaser agrees that it will not sell the Shares otherwise than in compliance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise in a transaction that does not require registration under the Securities Act.

       8. Distributions. The Purchaser acknowledges and agrees that the Sellers shall be entitled to receive the distribution on the Fund Common Stock declared in December 2000 (the "December Distribution") with respect to the Shares, to the extent the December Distribution is in the ordinary course consistent with past practice. The Sellers agree that the Purchaser shall be entitled to receive any other distribution made or declared with respect to the Shares during the term of this Agreement.

       9. Expenses. Each of the parties hereto shall pay its own expenses incurred in connection with this Agreement.

       10. Survival. All representations, warranties and agreements made by the Sellers and by the Purchaser in this Agreement shall survive the Closing hereunder and any investigation at any time made by or on behalf of either party hereto.


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       11. Notices. All notices, claims, requests, demands and other communications hereunder will be in writing and will be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt) as follows:

       (a)  If to the Purchaser, to:

       Mira, L.P.
       C/o Zurich Capital Markets, Inc.
       One Chase Manhattan Plaza
       New York, NY  10005
       Attention:  Terence S. Leighton

       with a copy to:

       Wilmer, Cutler & Pickering
       2445 M Street, N.W.
       Washington, D.C.  20037
       Attention:  Matthew A. Chambers


       (b)  If to the Sellers, to:

       EquitiLink Holdings Limited
       Level 3, 190 George Street
       Sydney, NSW, 2000
       Australia
       Attention:  Barry G. Sechos

       with a copy to:

       Debevoise & Plimpton
       875 Third Avenue
       New York, N.Y.  10022
       Attention:  Meredith M. Brown

       or such other address as the person to whom notice is to be given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

              12. Termination. This Agreement shall terminate without liability to any party if all conditions to the Closing shall not have been satisfied or waived on or prior to February 28, 2000, provided that such termination shall not relieve any


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       party from obligation for any breach of this Agreement prior to termination.

              13. Miscellaneous. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties, except that the rights and obligations of the Purchaser may be assigned by the Purchaser to a third party, but no such transfer shall relieve the Purchaser of its obligations hereunder if such transferee does not perform such obligations. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable New York principles of conflicts of law). The Sellers and the Purchaser agrees to use its commercially reasonable efforts to cause the conditions to Closing set forth herein to be satisfied and to cause the Closing to occur in accordance with the terms hereof. At any time or times from and after the Closing, the Sellers, on the one hand, and the Purchaser, on the other hand, shall, at the request of the other party, execute and deliver any further instruments and documents and take all such further action as such other may reasonably request in order to evidence or effect the consummation of the Transaction.


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       IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the general partner of the Purchaser and by duly authorized officers of the Sellers as of the date first written above.

                                     MIRA, L.P.

                                     By:  Zurich Capital Markets, Inc.,
                                            its General Partner



                                     By:  /s/Terence S. Leighton
                                          -------------------------------------
                                          Name:  Terence S. Leighton
                                          Title: Managing Director


                                     EQUITILINK HOLDINGS LIMITED



                                     By:  /s/ Laurence Freedman
                                          -------------------------------------
                                          Name:  Laurence Freedman
                                          Title: Director


                                     EQUITILINK LIMITED



                                     By:  /s/ Laurence Freedman
                                          -------------------------------------
                                          Name: Laurence Freedman
                                          Title:Director


                                     EQUITILINK INVESTMENT
                                       MANAGEMENT LIMITED



                                     By:  /s/ Laurence Freedman
                                          -------------------------------------
                                          Name: Laurence Freedman
                                          Title:Director


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                                     EQUITLINK U.S.A., INC.



                                     By:    /s/ Richard P. Strickler
                                            -----------------------------------
                                            Name:  Richard P. Strickler
                                            Title: Managing Director





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